Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03 DEC 22 7:21

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

SUPPL

03045342

1st December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Lord Powell of Bayswater KCMG is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired/ Disposed	Price Per Share (US$)
Lord Powell of Bayswater KCMG	Exercise of JMH options	01/12/2003	+20,000	8.021
	Sale of JMH shares	01/12/2003	-20,000	8.900

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

S:\Win\Directors\Interests\Lord Powell\2003.doc/1